TROPICAL RACING, INC

1740 Grassy Springs Road

Versailles, Kentucky 40383

February 15, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Scott Anderegg

Re:	Tropical Racing, Inc. Offering Statement on Form 1-A POS (Post Qualification Amendment No. 2) Filed February 07, 2023 File No. 024-11454

Dear Mr. Anderegg:

Tropical Racing, Inc., a Florida corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement on Form 1-A POS to become qualified at 5:00 PM Eastern Time on February 17, 2023, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca DiStefano at (954) 768-8221. Thank you for your assistance and cooperation.

Very truly yours, TROPICAL RACING, INC.

By:	/s/ Troy Levy
Name:	Troy Levy
Title:	President